Exhibit 12.2

Brandywine Operating Partnership, L.P.
Computation of Ratio of Earnings to Combined Fixed Charges
(in thousands)

	For the years ended December 31,
	2012	2011	2010	2009		2008

Earnings before fixed charges:
Add:
Income (loss) from continuing operations before non-controlling interest and equity in earnings from unconsolidated real estate ventures	$(32,895)	$(22,740)	$(42,630)	$(1,640)	(a)	$(12,439)	(a)
Distributed income of equity investees	1,224	2,600	657	1,557		7,639
Amortization of capitalized interest	3,538	3,564	3,527	3,166		2,801
Fixed charges - per below	147,077	140,356	148,500	153,042		170,589
Less:
Capitalized interest	(2,560)	(1,997)	(10,385)	(8,893)		(16,746)

Earnings before fixed charges	$116,384	$121,783	$99,669	$147,232		$151,844

Fixed charges:
Interest expense from continuing operations (including amortization)	$142,982	$136,396	$136,410	$142,520		$152,096
Ground leases and other	1,535	1,963	1,705	1,629		1,747
Capitalized interest	2,560	1,997	10,385	8,893		16,746

Total Fixed Charges	$147,077	$140,356	$148,500	$153,042		$170,589

Ratio of earnings to combined fixed charges	(b)	(b)	(b)	(b)		(b)

(a) Amounts for the years ended December 31, 2009 and 2008 have been reclassified to present properties sold. As a result, operations have been reclassified to discontinued operations from continuing operations for all periods presented.

(b) Due to the registrant's loss in the period, the coverage ratio was less than 1:1. The registrant must generate additional earnings of $30,693 for the year ended December 31, 2012, $18,573 for the year ended December 31, 2011, $48,831 for the year ended December 31, 2010, $5,810 for the year ended December 31, 2009, and $18,745 for the year ended December 31, 2008 to achieve a coverage ratio of 1:1.